Exhibit 12.2
GOODRICH PETROLEUM CORPORATION
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERENCE SECURITIES DIVIDENDS
(In Thousands, Except Ratios)

				Predecessor
	Successor	Successor	Predecessor	Year Ended December 31,
	Year Ended December 31, 2017	October 13, 2016 to December 31, 2016	January 1, 2016 to October 12, 2016	2015	2014	2013
Earnings:
Income (loss) before income taxes	$(8,974)	$(4,307)	$369,944	$(479,424)	$(353,136)	$(95,186)
Plus: fixed charges	9,725	1,824	11,398	54,807	47,829	51,187
Preference securities dividends	-	-	4,112	(25,325)	(29,722)	(18,604)
Earnings available for fixed charges	751	(2,483)	385,454	(449,942)	(335,029)	(62,603)
Fixed Charges:
Interest expense	9,725	1,824	11,398	54,807	47,829	51,187
Preference securities dividends	-	-	(4,112)	25,325	29,722	18,604
Total fixed charges	9,725	1,824	7,286	80,132	77,551	69,791
Ratio of Earnings to Fixed Charges and Preference Securities Dividends	0.08	(a)	52.90	(b)	(c)	(d)

(a)	Successor Company Earnings as of December 31, 2016 were inadequate to cover fixed charges and preference securities dividends. The coverage deficiency was $4.3 million.

(b)	Predecessor Company Earnings for the year ended December 31, 2015 were inadequate to cover fixed charges and preference securities dividends. The coverage deficiency was $530.1 million.

(c)	Predecessor Company Earnings for the year ended December 31, 2014 were inadequate to cover fixed charges and preference securities dividends. The coverage deficiency was $412.6 million.
(d) Predecessor Company Earnings for the year ended December 31, 2013 were inadequate to cover fixed charges and preference securities dividends. The coverage deficiency was $132.4 million